Exhibit 12.3

Alcan Inc.
Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Canadian GAAP
(in millions of US dollars)

			YEAR
		3 months
		2003	2002	2001*	2000*	1999*	1998

Consolidated net income (loss) before extraordinary item		13	374	2	610	448	399
Less:	Equity income of less than 50% owned companies	0	3	3	4	(1)	(48)
Plus:	Dividends received from less than 50% owned companies	0	3	2	1	1	5
Plus:	Minority interest of subsidiaries that have fixed charges	1	3	(13)	(1)	14	(4)
Subtotal		14	377	(12)	606	464	448
FIXED CHARGES
Amount representative of interest factor in rentals		7	27	24	19	19	28
Amount representative of interest factor in rentals, 50% owned companies		0	0	0	0	0	0
Interest expense - net		49	203	254	78	76	92
Interest expense, 50% owned companies		0	0	0	0	0	0
Capitalized interest		1	1	30	81	41	15
Capitalized interest, 50% owned companies		0	0	0	0	0	0
TOTAL FIXED CHARGES		57	231	308	178	136	135
Less:	Capitalized interest	1	1	30	81	41	15
Fixed charges added to income/(loss)		56	230	278	97	95	120
Plus:	Amortization of capitalized interest	6	24	25	21	18	15
Income taxes		141	293	42	254	211	210
Earnings before fixed charges and income taxes		217	924	333	978	788	793
TOTAL FIXED CHARGES		57	231	308	178	136	135
Preference dividends		2	5	8	10	9	10
1 minus tax rate of 40%		0.6	0.6	0.6	0.6	0.6	0.6
Preference dividends pre tax		3	8	13	17	15	17
Total		60	239	321	195	151	152
Ratio of earnings to combined fixed charges and preferred stock dividends		3.62	3.86	1.04	5.02	5.22	5.23

*	Revised due to accounting change as described in note 3, Accounting Changes, under Deferred Foreign Exchange Translation Gains and Losses in the 2002 Annual Report.